Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Provides Year-end 2008 Results

and Operations Update

CALGARY and PITTSBURGH · April 24, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) reports the financial results for operations for the year ended December 31, 2008. In addition, the Company has filed its 2008 year-end reserves information in accordance with Canadian National Instrument 51-101. Estimates of reserves and projections of production were based on an independent reserves evaluation prepared for the Company by Schlumberger Data & Consulting Services using data to December 31, 2008. The Company’s audited annual financial statements, annual Management Discussion & Analysis, and its NI 51-101 reserve reports are available under the Company’s profile on SEDAR (www.sedar.com).

Effective December 31, 2007, the Company changed its fiscal year from April 30 to December 31. As a result, the information reported for the year ended December 31, 2008 is compared to the eight month period ended December 31, 2007 and the year ended April 30, 2007. All figures are reported in Canadian dollars.

Highlights of the year include:

•

A 1,500% gain in total revenue for the year ended December 31, 2008 to $793,555 when compared to the eight month period ending December 31, 2007.

•

A similar gain in revenue from oil and gas production to $720,638 for the period ending December 31, 2008 when compared to the eight month period ending December 31, 2007.

•

Total expenses for the year ending December 31, 2008 were $4,819,597; a decrease of approximately 10% when compared to the eight month period ending December 31, 2007.

Operational Highlights

•

The Company drilled and completed 6 successful new wells on its Chautauqua Lake acreage in western New York. These wells are primarily responsible for the significant increase in revenues from oil and gas sales realized by the Company.

•

The Company completed the sale to Canadian Phoenix Resources of its 50% interest in a joint venture relating to petroleum and natural gas rights on the Tsuu T’ina First Nation Reserve, located SW of Calgary, Alberta .

•

The Company has spudded a deep stratigraphic test well on its Chautauqua Lake property. This well is being drilled to the basement (7,700’) in conjunction with the New York State Energy Research and Development Authority’s (NYSERDA).

•

The Company successfully conducted a large acid stimulation in the Elkton formation in its previously drilled 16-21 well in the Chambers play, northwest of Calgary, Alberta. The well tested a peak production rate of 4.8 MMcf/d (million cubic feet per day) and a final flow rate of 2.3 MMcf/d. The well is currently shut-in for a mandatory pressure buildup test. The Elkton formation is believed to exist over a large portion of the Company’s acreage and, based on continued success, could give rise to over 30 new drilling locations. A pipeline must be run from the well to the Conoco Phillips sales line before gas sales can begin.

Management Comments

Joseph Frantz Jr., President and CEO of Unbridled Energy said; “The Company made significant progress in 2008 and the first few months of 2009. Despite tumultuous times, we have remained focused on our business and growth strategy. The new wells on our Chautauqua Lake acreage have significantly increased our revenue stream and allowed us to pursue several projects that are important to Unbridled Energy.”  Mr. Frantz went on to say; “We previously announced four projects that Unbridled intends to complete in the first half of 2009; one of which was to conduct the acid stimulation in the Elkton formation on the 16-21 well in Canada, the results of which certainly met our expectations. Another project is the basement test on Chautauqua Lake acreage.  This well is currently being drilled and we anticipate results within the next couple of weeks. Additionally, we intend to test two shale formations; the 2nd White Specs in Alberta and the Rhinestreet in New York.  We expect to commence operations on have these projects sometime during the third quarter. These shale plays have the potential to add significant new reserves to the Company.”

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, sales, and levels and categorization of reserves.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.